

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 22, 2009

Corporation Service Company
As Agent for Sensata Technologies Holding B.V.
1177 Avenue of the Americas
17th Floor
New York, NY 10001

      Re: Sensata Technologies Holding B.V.
               Registration Statement on Form S-1
               Filed November 25, 2009
               File No. 333-163335

Ladies and Gentlemen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1 Facing Page

1.   We note the asterisk on the facing page and that the registrant's name on the facing page differs from the name on the prospectus cover. Please tell us:
- the purpose, process and effect of "convert[ing] to a public company…with limited liability,"
- whether the post-conversion entity currently exists as a matter of law, and
- whether the conversion process will be complete before the effective date of this registration statement.

Also, please provide us your analysis of whether the post-conversion entity is eligible to use a registration statement filed before the conversion occurred, citing all authority on which you rely.

Prospectus

2.   Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range. We may have further comments when you include pricing information and related disclosure.

3.   Please avoid use of shortened names where the meaning is not clear from context. For example, we note your use of FTAS, SCA, HVOR and ECG. Refer to sample comment 5 in Updated Staff Legal Bulletin No. 7 (June 7, 1999) available on the Commission's web site.

Prospectus cover

4.   We note your reference to two exchanges. Please tell us when you will determine to which exchange you will apply relative to the date that you will circulate the preliminary prospectus.

Prospectus Summary, page 1

5.   Your prospectus summary should not include a lengthy description of your business and strategy. Further, we note that nearly identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant, determine how to best highlight those points in clear, plain language and ensure that the amount of detail you include in the summary does not overwhelm the most significant aspects of the offering. Additionally, your summary should be a balanced presentation of the most significant aspects of your offering—not merely a recitation of extensive details regarding the positive aspects of the investment that only later addresses risks and then only at a high level and leaves balancing details for later in your document. We note that:
*   you have included separately captioned individual paragraphs regarding your strengths and strategy while you have included only a bullet point list of a portion of your risks;
*   you discuss and highlight your "attractive operating margins" on page 3, but disclose your net loss merely in a table on page 7; and
*   you mention visibility as strength in the summary on page 3, but on page 11 in the risk factors you describe a visibility risk.
It is unclear why much of the detail in this section is appropriate for a prospectus summary, particularly since much of that detail is repeated elsewhere in your

document, and how your summary disclosure is adequately balanced. Please
revise substantially.

6.	Refer to the last paragraph on page 1. Please tell the objective criteria you used to
determine which companies to highlight in your prospectus summary. Also tell
us whether any other companies satisfy those criteria.

Leading positions…, page 2

7.	Please provide us support for your statements of leadership. Likewise, please
provide us support for your statements on page 3 regarding your "cost position."

The Offering, page 6

8.	Please tell us where you describe the forfeiture provision of management's shares
mentioned on this page.

Risk Factors, page 11

9.	We note your disclosure in footnote (4) on page 71 regarding your unfunded
benefit obligation of your defined benefit and retiree healthcare plans. Please
include an appropriate risk factor to highlight the unfunded obligation and any
effects this may have on your financial condition.

Increasing costs…, page 15

10.	Please briefly explain why the hedges might not qualify as "effective hedges" and
how that qualification creates a material risk.

The loss of one or more of our suppliers…, page 16

11.	If you do not have contracts with the suppliers that are the subject of this risk
factor, please say so clearly. Otherwise, please tell us which exhibits to your
registration statement represent your agreements with those suppliers.

We may be adversely affected…, page 18

12.	Please clarify why you "cannot assure" investors that you "have been" in
compliance.

We are a Netherlands public limited liability company…, page 22

13.   Refer to your statement that "investors should not assume." Please more clearly
        state the position of the courts of the Netherlands.

Future sales…, page 24

14.   Please specifically disclose when the lock-up and holding periods expire and the
        number of shares affected on each expiration date.

We have broad discretion…, page 25

15.   We note your disclosure that you may use the offering proceeds for any of the
        purposes described in the "Use of Proceeds" section of your prospectus. Please
        tell us the purpose of that statement and how it is consistent with the requirements
        of Regulation S-K Item 504.

Market and Industry Data…, page 27

16.   You disclose in this section that you "do not make any representation as to the
        accuracy of information described in this paragraph." It is unclear how
        disclaiming any responsibility for the accuracy of the disclosure in your
        registration statement is consistent with your obligations under the Securities Act.
        Please advise or revise.

17.   Regarding the industry and market statistics that you cite in your document,
        please also tell us:
        • how you confirmed that the data used in your registration statement reflects
          the most recent available information;
        • whether all of the data is publicly available;
        • whether you paid for the compilation of any of the data;
        • whether any data was prepared for your use in the registration statement; and
        • whether the authors of the data consented to your use of such data in the
          registration statement.
        If you were affiliated with the preparation of any of the data, please ensure that
        your disclosure clearly indicates the nature of all such affiliations.

Use of Proceeds, page 28

18.   Refer to your disclosure that the debt you repay will depend on market conditions.
        The disclosure appears to be attempting to reserve the right to change the use of
        proceeds; however, the disclosure does not address the requirement in Regulation
        S-K Item 504 to disclose the approximate amount currently intended to be used
        for each debt obligation. Also, Instruction 7 to Regulation S-K Item 504 requires

that a reservation of the right to change the use of proceeds must include a specific discussion of the contingencies and the alternatives. Please revise accordingly.

19. Please clarify the extent to which offering proceeds will be used to repay debt at greater than 100% of the principal amount as mentioned on page 70.

20. Please highlight in this section the interest of your affiliates and the underwriters in the proceeds. For example, we note the last full paragraph on page 125 and the disclosure on page 163.

Selected Combined and Consolidated Historical Financial Data, page 33

21. Please revise to remove the "unaudited" label beneath the September 30, 2008 and 2009 headings to avoid giving the impression that other selected financial data in the table is audited. This comment also applies to your presentations elsewhere in the filings, including page 7 and page 52.

Management's Discussion and Analysis…, page 37

Critical Accounting Policies and Estimates, page 45

Share-Based Payment Plans, page 49

22. Please disclose the aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range. Please include an updated discussion of each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet once you have determined your IPO price range.

Net Revenue, page 52

23. Please discuss separately the effect of exchange rates and the effect of changes in the prices of your products. Also, for each applicable period, please quantify separately the effect of changes in price and volume.

Net revenue, page 55

24. Please provide more specific disclosure regarding the settlement charge. What was the nature of the "alleged product discrepancy." Did the settlement materially affect the products you sell or your relationship with the customer?

Cost of revenue, page 56

25.   Please clarify what you mean by the "turn-around effect of the step-up in fair value."

Quarterly Results, page 61

26.   With a view toward clarified disclosure, please tell us the reasons for the change during the most recent quarter in your cost of revenue as a percentage of revenue when compared to the previous quarter. Likewise, please address the change in net income.

Liquidity and Capital Resources, page 63

27.   We note your reference to long-term supply contracts on page 15. With a view toward disclosure, please provide us your analysis of the extent to which your business would be affected if the market price for the supplies under contract falls below the contract price.

Capital Resources, page 70

28.   We note your statement regarding your ability to fund your requirements for the next 12 months and covenant compliance through September 2010. Please refer to Regulation S-K Item 10(b)(3) regarding disclosure of related assumptions and accuracy of previous projections. It is unclear the extent to which your forecasts are based on improved results and the magnitude of economic deterioration that would make your forecasts inaccurate.

Contractual Obligations, page 71

29.   Please clarify the extent to which your assumptions mentioned in the first paragraph have extended the period in which payment otherwise would be due or have decreased the magnitude of the obligation.

Quantitative and Qualitative Disclosures About Market Risk, page 73

30.   We note that you have not provided quantitative disclosure about market risk as it relates to changes in foreign currency rates and commodity prices. Please tell us your basis for omitting this disclosure or provide the required disclosure as set forth in Item 305 of Regulation S-K.

Off-Balance Sheet Arrangements, page 75

31.   Refer to the first paragraph. Please more fully explain the nature of your existing
        indemnification obligations.

32.   Please more clearly describe how the arrangements mentioned in the second
        paragraph operate and the extent of your obligations under the arrangements. For
        example, what are the material terms of the "consignment" arrangement?

Business, page 79

33.   We note the disclosure of your product classes like on pages 85 and 87. Please
        provide the three-year revenue history by product class required by Regulation S-
        K Item 101(c)(1)(i).

Overview, page 79

34.   Please provide a section that describes the developments during the last five years
        mentioned in Regulation S-K Item 101(a)(1). Include acquisitions and
        discontinued businesses.

Competitive Strengths, page 80

35.   Please clarify the basis of your comparison supporting your statement that in the
        second paragraph on page 81 that you provide products at a "relatively low-cost."

36.   Please clarify the nature of the "other tax benefits" that you mention on page 81.

Technology, Product Development and Intellectual Property, page 87

37.   Please clarify when your 400 patents expire. Also, with a view toward disclosure,
        please tell us (1) the number of your patents that represent technology covered by
        another of your patents issued by a different country and (2) the number of United
        States patents that you hold.

Competition, page 89

38.   We note your reference to Bosch both under "Competition" and "Customers." If
        your key customers are also competitors, please add a separate risk factor to
        explain the risk.

Environmental Matters and Governmental Regulation, page 90

39.   Please describe the agency approval process mentioned at the end of the
        penultimate full paragraph on page 89.

40.   Please tell us which section of which exhibit to your registration statement
        includes the indemnification agreements mentioned throughout this section.

41.   Please disclose the nature of the alleged contamination at each site.

42.   Please clarify whether your statement in the penultimate sentence of the last full
        paragraph on page 90 also applies to the previous paragraph.

43.   Please clarify the effect of a "post-closure license" mentioned in the last
        paragraph on page 90.

44.   Refer to the last paragraph in this section:
        • Pease clarify the portion of your business represented by the "[c]ertain of
          [y]our products."
        • Please disclose the agency that issues the license, the criteria for obtaining the
          license, the duration of the license, and the circumstances under which the
          license can be terminated.

Legal Proceedings, page 91

45.   Please disclose the name of the court or agency where the Audi proceeding, which
        you disclose on page 93, is pending.

Management, page 95

46.   We note your disclosure in the first paragraph that the officers and directors you
        describe will be appointed prior to completion of the offering. With a view
        toward disclosure, please tell us who are your current officers and directors and
        the amount that they have been compensated.

Executive Compensation, page 100

Compensation Discussion and Analysis, page 100

47.   We note your disclosure in the last sentence of this section where you indicate
        that you have not determined whether the officers of Sensata Technologies, Inc.
        will continue to be employed by you following the completion of the offering.
        Please reconcile this with the last sentence of the first paragraph.

Compensation Philosophy, page 100

48.   Please identify the companies that participate in the surveys and have the revenue range that you disclose in the last sentence of this subsection.

Base Salary, page 102

49.   You indicate that you set base salaries below the median range as measured by your benchmark. Please disclose where, below the benchmark, you set base salaries and how you arrived at this amount. Your disclosure should include how you weigh each individual's responsibilities, performance, and experience. Also describe how you determined the amount of increase to base salary from 2007 to 2008.

Annual Incentive Bonus, page 102

50.   Please update the last sentence of the second-to-last full paragraph on page 102 and the carryover paragraph on page 103.

51.   Please clearly show us how disclosure of a prior year's EDITDA target is likely to cause substantial competitive harm.

Equity Compensation, page 103

52.   Please tell us which exhibits relate to the plans mentioned in the first paragraph.

53.   Refer to the fourth sentence in the second paragraph of this section. Please disclose the definition of a "liquidity event" and disclose the return that Bain must receive for vesting to occur.

54.   Please disclose the purpose of the change in the vesting schedule mentioned at the end of the second paragraph.

55.   Regarding the issuance of options mentioned in the last sentence of the second paragraph in this section, please disclose how you determined the number of options underlying the awards and why the awards varied among your named executive officers. Also disclose the exercise price.

Potential Payments upon Termination…, page 113

56.   Please clarify your disclosure in the first and third full paragraphs on page 114 to indicate whether the individual award agreements specify terms other than those you set forth in those paragraphs.

57.   In an appropriate section of your document, please quantify the effect of this offering on each related party as a result of the "initial public offering" provisions mentioned on page 114.

58.   Please tell us why the table does not quantify the effect of the option acceleration mentioned on page 114.

Certain Relationships and Related Party Transactions, page 115

59.   As required by Regulation S-K Item 404(b)(1)(ii), please disclose the standards to be applied pursuant to your related-person transactions policies and procedures.

60.   Please revise this section substantially to comply with Rule 421(b). Avoid the legalistic presentation that relies on defined contractual terms and long, complex sentence with embedded lists.

61.   Please state clearly how each transaction involves related parties. For example, how is Sensata Management Company S.A. mentioned on page 117 a related party? Who are the "Holders of the Participant Securities" mentioned on page 122 that are related persons as defined in Regulation S-K Item 404? Which related persons received "securities granted" under the plans mentioned on page 125? Who are the "certain members of [y]our management" that own the Luxembourg company mentioned on page 125 and what is the extent of their ownership?

62.   Please tell us why this section does not describe the deferred payment certificates and related transactions mentioned on page 43.

63.   Please tell us why you do not disclose in this section the related-party transactions mentioned in the penultimate paragraph on page F-56.

2006 Acquisition, page 115

64.   Please disclose in this section the amount paid in this transaction.

65.   Please clarify whether the lines in the chart represent 100% ownership.

Cross License Agreement, page 116

66.   Please clarify whether the agreement permits Texas Instruments to compete with you. Add appropriate risk factors.

Board Rights, page 119

67.   Please clarify what you mean by a "management board."

68.   If the first sentence of this section means that Bain can designate you board
        composition so long as it owns any shares of your parent, please add a separate
        risk factor explaining this potential control by an entity that might not own a
        controlling interest of your shares. Also clarify whether such a "designated"
        board member will be subject to shareholder election.

Other Rights, page 120

69.   We note your reference here and on pages 122 and 124 to "various other rights
        and obligations" that you say are described more fully in an agreement. Please
        ensure that these sections disclose the material provisions of all required related-
        person transactions.

"Tag along" Rights, page 120

70.   Please clarify why the actions mentioned in the fourth paragraph would be
        necessary in the event of a distribution described in that paragraph.

Transfer Restrictions, page 122

71.   Please describe the "call provisions" mentioned in the second bullet point.

"Tag Along" Rights, page 123

72.   Please clarify what you mean by clause (ii) in the second paragraph of this
        subsection and the first paragraph of the next subsection.

"Drag Along" Rights, page 123

73.   The sentences of the second paragraph appear to contradict each other. Please
        clarify.

Principal Shareholders, page 127

74.   Please tell us why you believe it is appropriate to use different totals for the
        number of outstanding shares here and on pages 6 and 129.

75.   With a view toward clarified disclosure, please tell us why the information in the
        table would be affected by the offering price and closing date as mentioned in the
        second paragraph.

76.   Please identify the natural persons who directly or indirectly have or share voting or investment power over the securities held by Sensata Investment Company.

77.   If applicable rules indicate that shares are beneficially owned by an individual included in the table, the row for that individual must include those shares regardless of whether beneficial ownership is disclaimed. We note for example your statement in footnote (9).

Description of Ordinary Shares, page 129

General Meeting of Shareholders, page 129

78.   Please clarify how you calculate the value of €50 million that you disclose in the last sentence in this section.

Ant-takeover provisions, page 131

79.   Please tell us whether you intend to disclose in the prospectus before the registration statement is declared effective the additional anti-takeover measures that you indicate you "may adopt" prior to completion of the offering. Likewise, please tell us when you intend to disclose the board compensation policies mentioned in the next subsection.

80.   Please clarify what you mean by "protective preference shares…other than preference shares…" Also clarify whether shareholder approval is required to issue shares with preferences.

Netherlands Squeeze-out, page 132

81.   With a view toward disclosure in appropriate sections of your document, please tell us how far below the 95% threshold your controlling shareholder's ownership will fall as a result of this offering.

Adoption of Annual Accounts, page 132

82.   Please reconcile your statement in this section regarding shareholders appointing an auditor with your disclosure on page 98 that the audit committee selects the auditors.

Choice of Law and Exclusive Jurisdiction, page 133

83.   With a view toward clarified disclosure, please provide us your analysis of
        whether the exclusivity provisions mentioned in this section conflict with the
        provisions of the United States federal securities laws.

The Dutch Corporate Governance Code, page 133

84.   Please clarify which "best practice provisions" you have not adopted and how
        compliance with exchange rules addresses those provisions.

Director Vacancies, page 134

85.   Please clarify what you mean when you disclose that the list "shall not be
        binding." For example, does this mean that anyone may nominate a director at
        the meeting?

Ordinary Shares…, page 136

Tax Considerations, page 152

86.   You may not disclaim responsibility for your disclosure. Please revise the last
        sentence of the first paragraph on page 152 and the first sentence of the last
        paragraph on page 159 accordingly.

Cash Dividend and Other Distributions, page 156

87.   You disclose in the last paragraph on page 156 that you should be treated as a
        qualified foreign corporation. Please clarify why you cannot provide unequivocal
        disclosure. Also, describe the degree of uncertainty and disclose the risks to
        investors.

88.   Please disclose the limitations and circumstances that you refer to in the first
        sentence of the third paragraph on page 157 and what effect they have on a
        holder's tax liability.

Underwriting, page 160

89.   Refer to the third paragraph on page 163. Please disclose all material
        relationships with the underwriters, not merely examples. Also identify the
        underwriters with the relationships mentioned in this paragraph and the following
        paragraph, and quantify the extent of the relationship.

Where You Can Find More Information, page 166

90.   Refer to the second paragraph of this section. We note that the latest Form 10-K filed by Sensata Technologies N.V. indicates that it has securities registered pursuant to Section 12(g) of the Exchange Act. Please tell us when the Exchange Act registration statement was filed. Also, please tell us whether you anticipate that the automatic reporting suspension of Exchange Act Section 15(d) will apply in your next fiscal year.

Financial Statements, page F-1

General

91.   Please revise to include updated financial statements and related disclosures in your filing as required by Rule 3-12 of Regulation S-X.

Note 2. Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

92.   We note your disclosure on page F-58 regarding product warranty liabilities. Please tell us and revise this note as appropriate to discuss any warranties you offer to your customers and how you account for such warranties. Tell us how you have considered the guidance in paragraph 460-10-50-8 of the FASB Accounting Standards Codification.

Note 13. Income Taxes, page F-37

93.   In light of its significance, please revise to briefly describe the nature of the "losses not tax benefited" as presented in the rate reconciliation on page F-38.

Note 15. Share-Based Payment Plans, page F-49

Stock Options, page F-50

94.   Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

Note 20. Segment Reporting, page F-64

95.   We note your disclosure that you have organized your business into two reportable segments, sensors and controls. Please tell us the operating segments you have identified in accordance with paragraphs 280-10-50-1 through 9 of the

FASB Accounting Standards Codification. To the extent that either of your reportable segments results from the aggregation of more than one operating segment, tell us how you considered the guidance in paragraphs 280-10-50-11 and 12 of the FASB Accounting Standards Codification in concluding that aggregation was appropriate.

96.   We note your discussion of multiple product categories on pages 85 and 87. Please revise to provide the revenue disclosures by product group required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Indemnification of Directors and Officers, page II-1

97.   Please tell us whether you intend to file the agreements mentioned in the second sentence of this section before this registration statement is declared effective.

Recent Sales of Unregistered Securities, page II-1

98.   We note your reference to January 1, 2007. Regulation S-K Item 701 requires disclosure regarding sales for the three years before you first filed the registration statement. Please revise accordingly.

Signatures, page II-4

99.   Please tell us why the directors signing your registration are not described on page 95 of your registration statement and have not filed the consent required by Rule 438 under the Securities Act.

100.   In the column that you caption "Title," please clearly show the individual's relationship to the registrant, not merely the relationship to Sensata Technologies, Inc.

101.   Please tell us the authority on which you rely to include the signature of an entity below the second paragraph of text required on the Signatures page.

Exhibits

102.   Please file a copy of the administrative services agreement dated January 1, 2008 that you describe on page 125.

Exhibit 23.2

103.   Please provide an updated consent from your independent auditor as required by Item 601(b)(23)(i) of Regulation S-K prior to requesting effectiveness.

Exhibit 99.1

104.   Please tell us when these exhibits were signed. Also tell us whether the consents are valid without a date.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lynn Dicker at (202) 551-3616 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

      Sincerely,

      Russell Mancuso
      Branch Chief

cc (via fax):   Dennis M. Myers, P.C.
              Kirkland & Ellis LLP